SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________

AMENDMENT NO. 1
TO
SCHEDULE 13E-3
RULE 13E-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

File No. 005-31481
_________________

Keystone Consolidated Industries, Inc.
(Name of the Issuer)

Contran Corporation
KYCN Acquisition Corporation
(Name of Person(s) Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

493422 30 7
(CUSIP Number of Class of Securities)

Bobby D. O’Brien
Three Lincoln Centre
Suite 1700
5430 LBJ Freeway
Dallas, Texas   75240-2694
(972) 233-1700

(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of Persons Filing Statement)

Copies to:

Andrew B. Nace Three Lincoln Centre Suite 1700 5430 LBJ Freeway Dallas, Texas 75240-2694 (972) 233-1700	Neel Lemon Bill Howell Baker Botts L.L.P. 2001 Ross Avenue, Suite 1100 Dallas, TX 75201 (214) 953-6500

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THIS TRANSACTION, PASSED ON THE MERITS OR THE FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934 (the “Act”).

b.     ☐       The filing of a registration statement under the Securities Act of 1933.

c.     ☐       A tender offer.

d.     ☑       None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:☐

Check the following box if the filing is a final amendment reporting the results of the transaction:☐

Introduction

This Amendment No. 1 (this “Amendment”) amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) that was filed with the Securities and Exchange Commission (the “Commission”) on May 10, 2013, with respect to the merger (the “Merger”) of KYCN Acquisition Corporation (“Merger Sub”), a Delaware corporation and wholly-owned subsidiary of Contran Corporation (“Contran”), with and into Keystone Consolidated Industries, Inc., a Delaware corporation (“KCI”).  The information in the Schedule 13E-3, including all exhibits thereto, is incorporated in this Amendment by reference in response to all of the applicable items of the Schedule 13E-3, except that such information is hereby amended and supplemented to the extent specifically provided herein.  All capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Schedule 13E-3.  The Schedule 13E-3 is hereby amended and supplemented as follows:

SPECIAL FACTORS
PURPOSES, ALTERNATIVES, REASONS AND EFFECTS OF THE MERGER

Alternatives

1.           The paragraph under “Special Factors – Purposes, Alternatives, Reasons and Effects of the Merger – Alternatives” on page 10 of the Schedule 13E-3 is hereby amended by replacing such paragraph in its entirety with the following:

“The Filing Persons believe that effecting the transaction by way of a short-form merger with Merger Sub under Section 253 of the DGCL is the quickest way for Contran to acquire the public minority interest in KCI and to provide the stockholders other than the Filing Persons with cash Merger Consideration for their Shares.  The Filing Persons considered the alternative of a long-form merger, but given that there was no requirement under the DGCL to undertake a long-form merger, the Filing Persons determined that undertaking a long-form merger would result in unnecessary delays in the transaction.”

Effects

2.           The following paragraph is added after the third paragraph under “Special Factors – Purposes, Alternatives, Reasons and Effects of the Merger – Effects” on page 11 of the Schedule 13E-3.

“The Merger will constitute a tax-free merger under the provisions of section 368(a)(1)(B) of the Internal Revenue Code of 1986, as amended.  The contribution of Shares owned by Contran to Merger Sub and Merger Sub’s temporary holding of such shares prior to the Merger will be treated as a transitory step and both the Merger and Merger Sub will  be disregarded.  Consequently, the transaction will be treated as an acquisition of KCI common stock by Contran and accorded the same tax treatment as a direct purchase of the Shares by Contran from the stockholders of KCI.  Accordingly, neither Contran, Merger Sub nor KCI will recognize any gain or loss for U.S. federal income tax purposes as a result of completing the Merger. Merger Sub will cease to exist immediately upon the Merger.  KCI is already an existing member of the Contran Tax Group, and following completion of the Merger KCI will remain a member of the Contran Tax Group.  Accordingly, neither Contran or Merger Sub will realize any additional income tax benefits as a result of completing the Merger because KCI is already an existing member of the Contran Tax Group.”

FAIRNESS OF THE MERGER

Factors Considered in Determining Fairness

3.           The paragraph following the Comparable Public Company Multiples table at the bottom of page 14 of the Schedule 13E-3 is hereby amended by replacing such paragraph in its entirety with the following:

“Based upon the ratios described above, the Filing Persons determined the high, low, mean and median for each of the ratios for the comparable companies.  Based upon these calculations and the Filing Persons’ judgment, knowledge of KCI’s business,  knowledge of the comparable companies and KCI’s relative ranking and position in comparison to the comparable companies (including the Risk Analysis Rankings on page 16 and the Comparable Income Statement Analysis on page 17), the Filing Persons determined the Selected Multiple Range illustrated in the table below.  The Filing Persons applied the Selected Multiple Range ratios to KCI’s REVENUE, Adjusted EBIT and Adjusted EBITDA for comparable periods to determine a range of enterprise values for KCI.  The Filing Persons calculated the median and mean of such range of enterprise values, and then calculated the average of such median and mean to determine the Operational Enterprise Value Range for the comparable company analysis.”

4.           The paragraph following the Comparable Income Statement Analysis table on page 17 of the Schedule 13E-3 is here amended by replacing such paragraph in its entirety with the following:

“For purposes of the analysis, KCI’s Adjusted EBITDA was determined by taking operating income before pension and other post-retirement benefit (“OPEB”) credits and adding depreciation expense and subtracting cash OPEB payments, and KCI’s Adjusted EBIT was determined by taking KCI’s Adjusted EBITDA and deducting depreciation expense.  The Filing Persons applied these ratios (the Selected Multiple Range – Enterprise Value to REVENUE; Enterprise Value to EBITDA; and Enterprise Value to EBIT) to KCI’s Adjusted EBITDA and Adjusted EBIT because (i) KCI generally recognizes a non-cash defined benefit pension credit for financial reporting purposes, while KCI generally is not required to make any contributions to its defined benefit pension plans, and (ii) KCI generally recognizes an OPEB credit for financial reporting purposes, while KCI generally is required to make cash OPEB payments. Computation of KCI’s Adjusted EBIT and Adjusted EBITDA is summarized as follows:”

5.           The paragraph on the bottom of page 18 of the Schedule 13E-3 that immediately precedes the Selected Precedent Transactions table on page 19 of Schedule 13E-3 is hereby amended by replacing such paragraph in its entirety with the following:

“The Filing Persons reviewed the purchase prices paid and calculated the ratio of the enterprise value to REVENUE for the target company for the last twelve months prior to such transaction, based on publicly available information for the transactions during the period from January 2011 to May 2013 involving companies the Filing Persons believe to be in industries and businesses similar to KCI. The Filing Persons did not consider any precedent transactions occurring before January 2011 because the Filing Persons did not believe such transactions would provide meaningful information, given that they would have occurred more than two years prior to the time this Schedule 13E-3 was filed.  Based upon the ratio of enterprise value to REVENUE derived as described above, the Filing Persons determined the high, low, mean, and median for such ratio and using its judgment applied these ratios to KCI REVENUE for the LTM period to determine a range of enterprise values for KCI based upon the derived ratios for comparable precedent transactions.  The comparable transactions included the acquisitions of the following companies and are set forth in this table below:

•	Indiana Steel and Tube, Inc.
•	Sarwaja Timur Sdn Bhd.
•	Nippon Metal Industry Co. Ltd.
•	Skyline Steel LLC.
•	Lakeside Steel
•	Star Shine Steel Products Sdn. Bhd.”

6.           The following sentence is added immediately after the second sentence of the paragraph that follows the Selected Precedent Transaction table on page 19 of the Schedule 13E-3:

“These projections were prepared by KCI management on or around May 2, 2013, and can be found in the table entitled Adjusted Income Statement on page 18 and in the table entitled Discounted Cash Flow Approach on page 21.”

7.           The following sentence is added at the end of the paragraph in the Book value per share subheading on page 25 of the Schedule 13E-3.

“KCI’s book value per share as of March 31, 2013 was $15.32.”

TRANSACTION STATEMENT

8.           The last sentence of the first paragraph of Item 4(d) on page 32 of the Schedule 13E-3 is hereby amended by replacing such sentence in its entirety with the following:

“The following is a summary of Section 262 of the DGCL. A copy of the full text of Section 262 is attached hereto as Exhibit F. “

 The first sentence of the last paragraph of Item 4(d) on page 35 of the Schedule 13E-3 is hereby amended by replacing such sentence in its entirety with the following:

“The full text of Section 262 of the DGCL is attached hereto as Exhibit F.”

Item 13.  Financial Information

9.           The first paragraph of Item 13(a) on page 38 of the Schedule 13E-3 is hereby amended by replacing such paragraph in its entirety with the following:

“Financial Information. The audited consolidated financial statements of KCI as of December 31, 2011 and 2012, and for the two fiscal years in the period ended December 31, 2012, are incorporated herein by reference to the Consolidated Financial Statements of KCI included as Item 8 to KCI’s Annual Report on Form 10−K for its fiscal year ended December 31, 2012 (the “Form 10−K”), as filed by KCI with the SEC on March 14, 2013. The unaudited consolidated financial statements of KCI as of March 31, 2013, and for the interim periods ended March 31, 2012 and 2013, are incorporated herein by reference to Item 1 of KCI’s Quarterly Report on Form 10−Q for the quarter ended March 31, 2013 (the “Form 10−Q”), as filed by KCI with the SEC on May 14, 2013. The Form 10−K and the Form 10−Q are referred to as the “Company Reports.””

10.           The second paragraph of Item 13(a) on page 38 of the Schedule 13E-3 is hereby amended by replacing such paragraph in its entirety with the following:

“The Company Reports are available for inspection and copying at the Commission’s public reference facilities at 100 F Street Street, N.W., Washington, D.C. 20549. Copies may be obtained at prescribed rates from the Commission’s principal office at 100 F Street, N.W., Washington, D.C. 20549. The Commission also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at http://www.sec.gov.”

11.           The summary financial information set forth in Item 13(c) on page 39 of the Schedule 13E-3 is hereby amended by including the additional disclosure of “Gross margin” in the Statement of Operations Data section, immediately after the disclosure of Net sales, as indicated in the table below:

	Years ended December 31,		Three months ended March 31,
	2011	2012	2012	2013

	(In thousands, except per share and per ton amounts)

Gross margin	$43,970	$44,878	$16,073	$12,561

The summary financial information set forth in Item 13(c) on page 34 of the Schedule 13E-3 is hereby further amended by replacing the Balance Sheet Data section in its entirety with the following:

	Years ended December 31,		Three months ended March 31,
	2011	2012	2012	2013

	(In thousands)
“Balance Sheet Data:
Working capital	$78,742	$91,403	$86,315	$96,633
Current assets	161,770	162,780	185,422	182,823
Property, plant and equipment, net	93,003	93,712	91,417	92,787
Total noncurrent assets	166,177	198,049	171,273	205,345
Total assets	327,947	360,829	356,695	388,168
Current liabilities	83,028	71,377	99,107	86,190
Total debt	34,614	35,434	53,475	48,258
Total noncurrent liabilities	92,791	112,049	96,6140	116,541
Stockholders’ equity	152,128	177,403	160,978	185,437”

SIGNATURES

After due inquiry and to the best knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of June 7, 2013

CONTRAN CORPORATION

By:  /s/ Bobby D. O’Brien
Bobby D. O’Brien
Vice President

KYCN ACQUISITION CORPORATION

By:  /s/ Gregory M. Swalwell
Gregory M. Swalwell
Vice President